Mail Stop 3561

 					October 17, 2005



Mr. Patrick J. Goodman
Senior Vice President and Chief Financial Officer
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA 50303

	Re:	MidAmerican Energy Holdings Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 1, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 1-14881
		MidAmerican Funding LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 333-90553
		MidAmerican Energy Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 333-15387

Dear Mr. Goodman:

      We reviewed your responses to our comments on the above referenced filings as set forth in your letter dated September 27, 2005. Our review resulted in the following additional comment.




MidAmerican Energy Holdings Company

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies, page 63

1. Please refer to comment 4 in our letter dated September 13,
2005
and address the following additional comments:
o We note the capacity fees associated with the Upper Mahiao and Mahanagdong Projects are subject to semi-annual adjustments pursuant to changes in contractually specified price indices.  Please tell us
and revise to disclose the contractually specified price indices on
which the adjustments are based.  Also explain your consideration of
whether this provision in the contracts represents an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133.
o Explain in more detail how you determined to classify the Leyte
and
Casecnan projects/leases as operating, as opposed to sales-type leases. In particular, based on your reference to paragraph 8 of SFAS 13, we assume you concluded the leases do not represent real estate leases. Please tell us how you made this determination and, in this regard, whether you own the land underlying the
facilities.
o Given that you classified the projects/leases as operating leases
due to "significant uncertainty" regarding the collectibility/realizability of revenues, please tell us why you believe it is appropriate to record revenues under these projects/leases prior to collection. Refer, for example, to SAB Topic 13.A.1., which indicates that revenues are not considered realizable until collectibility is "reasonably assured." To help us understand the inception to date difference between revenues recorded
and amounts collected from your customers, please tell us the amount
of billed and unbilled receivables under these particular contracts/leases, as well as the amount of any related reserves.
o Expand your proposed revenue recognition disclosure to explain why
the Leyte and Casecnan projects/leases are classified as operating leases, despite the fact that ownership of the facilities under lease transfers to the customer at the end of the respective cooperation periods.
o Expand your proposed revenue recognition disclosure to clarify that
revenues for the Casecnan Project are recorded as billed rather than
on a straight line basis. Also disclose why your method deviates from the straight line method that is generally prescribed by SFAS 13.
o Revise your proposed revenue recognition disclosure to clarify how
you applied EITF 00-21 to the lease and non-lease (service
contract)
components of the arrangements.   In this regard, reference is
made
to your proposed disclosure that "[t]he project agreements are accounted for as arrangements that contain both an operating lease and a service contract to operate the projects."
o Revise your MD&A to discuss in a reasonable amount of detail the uncertainties surrounding collections under these projects/leases, including the reasonably likely effects on your results of operations and financial condition of non-performance by your customer(s).

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Goodman
MidAmerican Energy Holdings Company
October 17, 2005
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